September 23, 2010

VIA EDGAR

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

Re:	RadNet, Inc.
Form 10-K for fiscal year ended December 31, 2009, as amended
Form DEF 14A for annual meeting on June 3, 2010
File No. 1-33307

Dear Mr. Reynolds:

 Reference is made to your letter dated September 3, 2010 (“Comment Letter”) from your office to RadNet, Inc. (the “Company”). In reply to your Comment Letter, we submit the following responses. For your convenience, we have reprinted the Staff’s original comments, followed by our response.

Comment 1:

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008, page 37

1.
We note your tables providing the percentages of payments by both modality and payor, and average dollar payments by modality for each of the last three fiscal years at page 11 within your Form 8-K filed March 15, 2010.  One of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing an analysis of the business.  Please tell us whether your respective percentages of payments by payor or modality and your average dollar payments by modality represent key measures by which you manage your business, and if so, expand your MD&A to disclose and analyze such measures.  Alternatively, tell us why such analysis would not be material to an investor's understanding of your business.  Refer to FRC 501.12.b.1. for additional guidance.

Mr. Reynolds
Division of Corporation Finance
September 23, 2010

Response:

With respect to percentages of payments by payor or modality and average dollar payments by modality, the Company advises the Staff that such measures, although important to an investor's understanding of the Company's revenue mix, are not measures by which the Company manages its business.  While the Company believes it is important to have a diverse mix of payors to mitigate its exposure to possible unfavorable reimbursement trends within any one payor class, the Company does not manage its business to obtain any certain percentage of revenue from any particular payor class.  A discussion of the Company's relationships with payors and its payor mix is currently included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 at various pages, including page 6 under "Our Strong Relationships with Payors and Diversified Payor Mix", page 10 under "Payors" and page 36 under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview – Business Overview".  With respect to modalities, the Company believes it is important to have multi-modality sites to provide a full range of services in order to increase patient throughput and to lessen exposure to reimbursement changes in any specific modality; however, the Company does not manage its business to obtain any certain percentage of revenue from any particular modality.  A discussion of the Company's "multi-modality" strategy is currently included in its 10-K at various pages, including page 5 under "Our Comprehensive 'Multi-Modality' Diagnostic Imaging Offering".  Accordingly, because the Company does not manage its business to specific thresholds based on percentages of payments by payor or modality, the Company believes that its current discussion of such measures as noted above provides investors with sufficient information to understand these measures in relation to the Company's business.

Comment 2:

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Operating Expenses. page 37

2.
If you continue to present this table please remove the characterization "Operating expenses" from the subtotal preceding depreciation and amortization. We refer you to the definition of non-operating expenses in Rule 5-03(b)(9) of Regulation S-X.

Response:

The Company confirms that in future filings, where the referenced table is included, it will remove the characterization “Operating expenses” from the subtotal preceding depreciation and amortization.

Mr. Reynolds
Division of Corporation Finance
September 23, 2010

Comment 3:

Notes to Consolidated Financial Statements, page 56

Note 2 — Summary of Significant Accounting Policies, page 57

Reclassification. page 57

3.
We note your disclosure describing the reclassification of management fees billed to your non-consolidated joint ventures.  Please tell us the amount of these reclassifications in each of the presented periods and provide additional detail describing the nature of these transactions.  Explain for us the accounting basis for your revised classification, including any relevant guidance.  Tell us why you have not classified the adjustment as a correction of an error, in accordance with ASC 250-10-45-23.

Response:

The Company has eight unconsolidated joint ventures with ownership interests ranging from 22% to 50%. These joint ventures represent partnerships with hospitals, health systems or radiology practices and were formed for the purpose of owning and operating diagnostic imaging centers.  Professional services at the joint venture diagnostic imaging centers are performed by contracted radiology practices or a radiology practice that participates in the joint venture.  The Company’s investment in these joint ventures is accounted for under the equity method in accordance with ASC 323, Investments – Equity Method and Joint Ventures.

The Company charges management services fees to the imaging centers underlying these joint ventures for management services, including billing and collections, accounting and other administrative functions.  During the years ended December 31, 2008 and 2007, the Company billed these joint ventures management services fees in the aggregate approximately $7.3 million and $4.4 million, respectively.  The portion of these management fees associated with our respective ownership interests in these joint ventures was approximately $3.3 million and $1.9 million for the years ended December 31, 2008 and 2007, respectively.  In following the guidance of ASC 323-10-35-7, which requires that intra-entity profits and losses be eliminated until realized by the investor or investee as if the investee were consolidated, the Company reclassified such inter-entity management fees in its consolidated statement of operations for the years ended December 31, 2008 and 2007 by eliminating its portion of management service fees from net revenue to equity in earnings of joint ventures to be consistent with the 2009 presentation.

Mr. Reynolds
Division of Corporation Finance
September 23, 2010

In accordance with ASC 250-10-45-23, because these inter-entity profits represented only 0.7% and 0.4% of net revenue for the years ended December 31, 2008 and 2007, respectively, the reclassification did not materially impact the trend in revenues, and the reclassification had no effect on reported net loss and net loss per share, nor did the reclassification have any impact on Adjusted EBITDA (a non-GAAP measure the Company considers important to the readers of its financial statements) for these reporting periods, therefore, we determined that this reclassification was not material to our 2008 and 2007 consolidated financial statements taken as a whole to be considered a correction of an accounting error. Consequently, the Company reported this change as a reclassification entry and made the appropriate disclosures in the footnotes to our financial statements.

Comment 4:

Notes to Consolidated Financial Statements, page 56

Note 3 —Facility Acquisitions, page 61

4.
Please disclose the information required by FASB ASC 805-10-50-2b. through 2e. in future filings for individually immaterial business combinations occurring during the reporting period that are collectively material.  See FASB ASC 805-10-50-3.  Specifically, expand your discussion to disclose the requirements prescribed by FASB ASC 805-10-50-2f. and h.  Please provide us with an example of your revised disclosure.

Response:

The Company advises the Staff that in future filings it will disclose the information required by FASB ASC 805-10-50-2e. through 2h for any individually immaterial business combinations occurring during the reporting period that are collectively material.

Set forth below is an example of a proposed note to the financial statements, addressing the information requested by the Staff with respect to individually immaterial business combinations for 2009, as if they were collectively material.

Mr. Reynolds
Division of Corporation Finance
September 23, 2010

EXAMPLE NOTE DISCLOSURE –

NOTE __ -- MATERIAL FACILITY ACQUISITIONS

"During the year ended December 31, 2009, we acquired the assets and businesses of certain diagnostic imaging facilities that we determined were individually immaterial but are material collectively.  Accordingly, as required under ASC 805-10-50, we are providing below certain additional disclosures on an aggregate basis relating to the following businesses acquired during the year ended December 31, 2009 (see Note 3):

●	Chesapeake Urology Associates
●	Ridgewood Diagnostics
●	Medical Resources
●	Inter-County Imaging
●	Elite Diagnostic Imaging
●	Unity Hospital

The total purchase price and the allocation of the purchase price for the above businesses (collectively, the “Group”) is as follows:

(in thousands)
Value of stock issued by RadNet to the Group	$129
Cash	6,090

Total purchase price	$6,219

Under the purchase method of accounting, the total estimated purchase price shown above is allocated to the Group’s net tangible and intangible assets acquired and liabilities assumed based on the estimated fair values of the acquired assets and liabilities assumed as of the date of each individual acquisition.  The following table summarizes the aggregate purchase price allocation.

(in thousands)
Current assets	$134
Property and equipment, net	4,424
Identifiable intangible assets	675
Goodwill	1,224
Other assets	80
Current liabilities	(318)
Total purchase price	$6,219

Mr. Reynolds
Division of Corporation Finance
September 23, 2010

We have estimated the fair value of tangible assets acquired and liabilities assumed. Some of these estimates are subject to change, particularly those estimates relating to the valuation of property and equipment and identifiable intangible assets. The final allocation of the purchase price will be based upon the fair value of assets and liabilities assumed, and in some cases, we use the services of an external valuation firm to assist us in determining the fair values.

CURRENT ASSETS: We valued current assets at their respective carrying amounts as we believe that these amounts approximate their current fair values.

IDENTIFIABLE INTANGIBLE ASSETS: We expect identifiable intangible assets acquired to include trade names and covenants not to compete.  Trade names represent the value of branding in the community.  Covenants not to compete are contracts entered into with certain former members of management of the Group on the date of acquisition of the applicable business.

Identifiable intangible assets consist of:

(in thousands)	Estimated Fair Value	Estimated Amortization Period	Annual Amortization
Trade Name	$250	Indefinite	Not applicable
Covenants not to compete	425	2 years	212

Intangible assets are being amortized using the straight-line method, considering the pattern in which the economic benefits of the intangible assets are consumed.

GOODWILL: Approximately $1,224,000 has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets and liabilities. Management evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable.  Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair value of a reporting unit is estimated using a combination of the income or discounted cash flows approach and the market approach, which uses comparable market data. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.  We tested goodwill for impairment on October 1, 2009.

Mr. Reynolds
Division of Corporation Finance
September 23, 2010

The revenue and earnings of the Group included in the Company’s consolidated income statement from the respective actual acquisition dates of each business in the Group to the period ended December 31, 2009 are as follows:

Net revenue	$21,594,000
Net income	2,656,000

The following unaudited pro forma financial information for the years ended December 31, 2009 and 2008 represents the combined results of operations of the Company and the Group as if the Group’s acquisition had occurred on a single date of January 1, 2008.  The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Group constituted a single entity during such periods.

	Years Ended
	December 31,
	2009	2008

Pro forma net revenue	$532,907,000	$506,678,000
Pro forma net loss	(941,000)	(11,688,000)

Pro forma net loss per share	$(0.03)	$(0.33)

Comment 5:

Part IV

Item 15, Exhibits

5.
We note that exhibits 10.14, 10.17, 10.19, 10.23 10.21, 10.26, 10.27, 10.28, 10.29, and 10.30 to the Form 10-K and Exhibit 10.1 to the Form 8-K filed April 6, 2010 do not appear to be executed copies, in that they appear to have some blank spaces.  In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise.

Mr. Reynolds
Division of Corporation Finance
September 23, 2010

Response:

The Company advises the Staff that although the exhibits to the 10-K identified above inadvertently did not include the conformed signature pages, the exhibits as filed were the final executed versions.  The agreements identified as exhibits 10.14, 10.17, 10.21, 10.23, 10.26, 10.27, 10.28 and 10.29 to the Form 10-K are no longer material contracts of the Company.  Each of these agreements expired in April 2010 and the Company has no further performance obligations under any of the agreements.  In addition, each agreement was entered into more than two years ago.  Accordingly, the Company believes that they are no longer material contracts within the meaning of Item 601(b)(10) of Regulation S-K and that it is not necessary to re-file these exhibits.  The Company confirms that it will file exhibits 10.19 and 10.30 to the Form 10-K in their entirety with the Company’s next periodic report.  With respect to Exhibit 10.1 to the Form 8-K filed April 6, 2010, the Company has confirmed that the filed version did not have blank spaces and was not otherwise missing any conformed signatures.  Accordingly, the Company does not believe it is necessary to refile Exhibit 10.1 to the Form 8-K filed April 6, 2010.

Comment 6:

Part IV

Item 15, Exhibits

6.
In addition, we note that exhibits 10.15, 10.16, 10.18, 10.20, 10.22, and 10.24 were filed in an improper electronic format.  Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format.  Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response:

The Company confirms that it will re-file with its next periodic report, exhibits 10.15, 10.16, 10.18, 10.20, 10.22, and 10.24 to Form 10-K in an electronic format in accordance with Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

* * *

Mr. Reynolds
Division of Corporation Finance
September 23, 2010

As requested in your Comment Letter, we acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosures in its filing;

●	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses address the matters contained in your Comment Letter, and are available to discuss any supplemental comments or questions you may have by telephone if you so desire. If you would like to discuss these matters, please do not hesitate to contact me at (310) 445-2800.

Sincerely, /s/ Howard G. Berger, M.D. Howard G. Berger, M.D.
President and Chief Executive Officer

cc:	Jeffrey L. Linden, RadNet, Inc.
Mark Stolper, RadNet, Inc.
Linda Giunta Michaelson, Sheppard, Mullin, Richter & Hampton LLP
James A. Mercer III, Sheppard, Mullin, Richter & Hampton LLP
Evan Koo, Ernst & Young LLP
Harold Masor, Ernst & Young LLP